Exhibit 99.17

FORMATION CAPITAL CORPORATION

Suite 1510 – 999 West Hastings Street

Vancouver, British Columbia

V6C 2W2

Telephone:  (604) 682-6229

INFORMATION CIRCULAR

AS AT AND DATED MAY 1, 2005

(unless otherwise noted)

This Information Circular accompanies the Notice of the 2005 Annual General Meeting of shareholders of FORMATION CAPITAL CORPORATION (the "Company"), scheduled to be held on June 24, 2005 (the “Meeting”), and is furnished in connection with a solicitation of proxies for use at that Meeting and at any adjournment thereof.

PERSONS OR COMPANIES MAKING THE SOLICITATION

THE FORM OF PROXY ACCOMPANYING THIS IS BEING SOLICITED BY

MANAGEMENT OF THE COMPANY

Solicitations will be made by mail and possibly supplemented by telephone, electronic means or other personal contact to be made without special compensation by directors, officers and employees of the Company.  The Company may reimburse shareholders’ nominees or agents for the cost incurred in obtaining from their principals authorization to execute forms of proxy.  No solicitation will be made by specially engaged employees or soliciting agents.  The cost of solicitation will be borne by the Company.

APPOINTMENT OF PROXYHOLDER

Only registered shareholders or duly appointed proxyholders are permitted to vote at the Meeting.  Those shareholders so desiring may be represented by proxy at the Meeting.  The persons named in the form of proxy accompanying this Information Circular are directors or officers of the Company (“Management Appointees”).  A shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act on his behalf at the Meeting other than the Management Appointees.  To exercise this right, the shareholder must either insert the name of the desired person in the blank space provided in the form of proxy accompanying this Information Circular and strike out the names of the Management Appointees or submit another proper form of proxy.

NON-REGISTERED SHAREHOLDERS

Only shareholders whose names appear on the records of the Company or duly appointed proxyholders are permitted to vote at the Meeting.  Most shareholders of the Company are “non-registered” shareholders because the shares they own are not registered in their names.  More particularly, a person is not a registered shareholder in respect of shares which are held on behalf of that person (the “Non-Registered Holder”) but which are registered either:  (a) in the name of an intermediary (an “Intermediary”) that the Non-Registered Holder deals with in respect of the shares (including, among others, banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFs, RESPs and similar plans); or (b) in the name of a clearing agency (such as The Canadian Depository for Securities Limited (“CDS”)) of which the Intermediary is a participant.  In accordance with securities regulatory policy, the Company has distributed copies of the Notice of Meeting, this Information Circular and the form of proxy accompanying this Information Circular (collectively, the “Meeting Materials”) to the clearing agencies and Intermediaries.

Intermediaries are required to forward the Meeting Materials to, and to seek voting instructions from, Non-Registered Holders unless a Non-Registered Holder has waived the right to receive them.  Intermediaries will often use service companies to forward the Meeting Materials to Non-Registered Holders.  Generally, Non-Registered Holders who have not waived the right to receive Meeting Materials will either:

(a)

be given a form of proxy which has already been signed by the Intermediary (typically by a facsimile, stamped signature), which is restricted as to the number of shares beneficially owned by the Non-Registered Holder but which is otherwise not completed.  Because the Intermediary has already signed the form of proxy, this form of proxy is not required to be signed by the Non-Registered Holder when submitting the proxy.  In this case, the Non-Registered Holder who wishes to submit a proxy should otherwise properly complete the form of proxy and submit it to the Company, c/o Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, fax number: (416) 263-9261; or

(b)

(c)

more typically, be given a voting instruction form or proxy authorization which is not signed by the Intermediary, and which, when properly completed and signed by the Non-Registered Holder and returned to the Intermediary or its service company, will constitute voting instructions (often called a “proxy authorization form”) which the Intermediary must follow.  Typically, the proxy authorization form will consist of a one page pre-printed form.  Sometimes, instead of the one page pre-printed form, the proxy authorization form will consist of a regular printed proxy form accompanied by a page of instructions which contains a removable label containing a bar-code and other information.  In order for the form of proxy to validly constitute a proxy authorization form, the Non-Registered Holder must remove the label from the instructions and affix it to the form of proxy, properly complete and sign the form of proxy and return it to the Intermediary or its service company in accordance with the instructions of the Intermediary or its service company.  A Non-Registered Holder cannot use a proxy authorization form to vote shares directly at the Meeting.

In either case, the purpose of this procedure is to permit Non-Registered Holders to direct the voting of the shares which they beneficially own.

The Meeting Materials are being sent to both registered and non-registered owners of shares.  If you are a Non-Registered Holder and the Company or its agent has sent the Meeting Materials directly to you, your name and address and information about your holdings of securities have been obtained in accordance with applicable securities regulatory requirements from the Intermediary holding shares on your behalf.  By choosing to send the Meeting materials to you directly, the Company (and not the Intermediary holding shares on your behalf) has assumed responsibility for (i) delivering the Meeting Materials to you, and (ii) executing your proper voting instructions.  Please return your voting instructions as specified in the request for voting instructions.

Non-Registered Holders cannot be recognized at the Meeting for purposes of voting their shares in person or by way of depositing a form of proxy.  If you are a Non-Registered Holder and wish to vote in person at the Meeting, please see the voting instructions you received or contact your Intermediary well in advance of the Meeting to determine how you can do so.

Non-Registered Holders should carefully follow the voting instructions they receive, including those on how and when voting instructions are to be provided, in order to have their shares voted at the Meeting.

DEPOSIT AND VOTING OF PROXIES

The instrument of proxy must be dated and signed and, together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof, deposited either at the office of Computershare Trust Company of Canada, Proxy Department, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1, or at the Head Office of the Company at Suite 1510 - 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2, not less than 48 hours, Saturdays, Sundays and holidays excepted, prior to the time of the holding of the Meeting or any adjournment thereof.

THE SHARES REPRESENTED BY A PROPERLY EXECUTED AND DEPOSITED PROXY WILL BE VOTED OR WITHHELD FROM VOTING ON EACH MATTER REFERRED TO IN THE NOTICE OF MEETING IN ACCORDANCE WITH THE INSTRUCTIONS GIVEN (PROVIDED SUCH INSTRUCTIONS ARE CERTAIN) ON ANY BALLOT THAT MAY BE CALLED FOR AND, IF A CHOICE IS SPECIFIED WITH RESPECT TO ANY MATTER TO BE ACTED UPON AT THE MEETING, THE SHARES SHALL BE VOTED OR WITHHELD FROM VOTING ACCORDINGLY.  WHERE NO CHOICE IS SPECIFIED IN RESPECT OF ANY MATTER TO BE ACTED UPON OTHER THAN THE APPOINTMENT OF AN AUDITOR OR THE ELECTION OF DIRECTORS AND ONE OF THE MANAGEMENT APPOINTEES IS NAMED IN THE FORM OF PROXY TO ACT AS THE SHAREHOLDER’S PROXYHOLDER, THE SHARES REPRESENTED BY THE PROXY WILL BE VOTED IN FAVOUR OF ALL SUCH MATTERS.  THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR GIVES THE PERSON OR COMPANY NAMED AS PROXYHOLDER DISCRETIONARY AUTHORITY REGARDING AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING AND OTHER MATTERS THAT MAY PROPERLY COME BEFORE THE MEETING.  IN THE EVENT THAT AMENDMENTS OR VARIATIONS TO MATTERS IDENTIFIED IN THE NOTICE OF MEETING ARE PROPERLY BROUGHT BEFORE THE MEETING OR ANY OTHER BUSINESS IS PROPERLY BROUGHT BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTERS OR BUSINESS.  AT THE TIME OF PRINTING THIS INFORMATION CIRCULAR, MANAGEMENT KNOWS OF NO SUCH AMENDMENTS, VARIATIONS OR OTHER MATTERS WHICH MAY BE BROUGHT BEFORE THE MEETING.

REVOCABILITY OF PROXY

In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the registered shareholder or his attorney authorized in writing, or if the registered shareholder is a corporation, by a duly authorized officer or attorney thereof, and deposited either at the registered office of the Company at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, or, as to any matter in respect of which a vote shall not already have been cast pursuant to such proxy, with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits the proxy is revoked.

Only registered shareholders have the right to revoke a proxy.  A Non-Registered Holder may revoke a proxy authorization form or a waiver of the right to receive Meeting Materials and to vote given to an Intermediary at any time by written notice to the Intermediary, except that an Intermediary is not required to act on a revocation of proxy authorization form or of a waiver of the right to receive Meeting Materials and to vote that is not received by the Intermediary at least seven days prior to the Meeting.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

The Company is authorized to issue an unlimited number of common shares without par value and 50,000,000 Preference Shares without par value.  There are issued and outstanding 160,944,558 common shares and no Preference Shares as at May 1, 2005.  The directors have determined that all shareholders of record as of the 16th day of May, 2005 will be entitled to receive notice of and to vote at the Meeting.

At a General Meeting of the Company, on a show of hands, every registered shareholder present in person and entitled to vote and every proxyholder duly appointed by a registered shareholder who would have been entitled to vote shall have one vote, and on a poll, every registered shareholder present in person or represented by proxy or other proper authority and entitled to vote shall have one vote for each share of which such shareholder is the registered holder.  Shares represented by proxy will only be voted on a poll.  A poll will be taken if requested by a registered shareholder or proxyholder present at the Meeting or required because the number of votes attached to shares represented by proxies that are to be voted against a matter is greater than 5% of the votes that could be cast at the Meeting.

To the knowledge of the directors and executive officers of the Company, no person or company beneficially owns, directly or indirectly, or exercises control or direction over, voting securities carrying more than 10% of the outstanding voting rights of the Company.

ELECTION OF DIRECTORS

Management proposes that the number of directors for the Company be set at seven (7), subject to such increases as may be permitted by the Articles of the Company

Each director of the Company is elected into a Class (I, II or III) for a term not to exceed three years unless that person ceases to be a director before then.  The current Class I directors, James B. Engdahl and Robert J. Quinn, were elected to the Company’s Board of Directors at the Company’s 2002 Annual General Meeting for a three-year term expiring at this Meeting and James B. Engdahl and Robert J. Quinn have been nominated by Management for election as Class I directors of the Company for a three-year term expiring at the Company’s Annual General Meeting to be held in 2008, unless they cease to be directors before then.  The current Class II directors, William G. Scales, Robert G. Metka and David M.R. Stone, were elected to the Company’s Board of Directors at the Company’s 2003 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2006.  The current Class III directors, J. Scott Bending and Mari-Ann Green, were elected to the Company’s Board of Directors at the Company’s 2004 Annual General Meeting for a three-year term expiring at the Company’s Annual General Meeting to be held in 2007.  Unless such authority is withheld, Management Appointees intend to vote the shares represented by proxy on a poll for the election of the nominees herein listed.  Pursuant to the Articles of the Company, except for directors standing for re-election or a nominee of management standing for election, no election of a person as a director is valid at any general meeting of the Company unless such person has consented in writing to act as a director and deposited such written consent with the President of the Company not less than 35 days before the date of the general meeting.

MANAGEMENT DOES NOT CONTEMPLATE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A CLASS I DIRECTOR.  IN THE EVENT THAT PRIOR TO THE MEETING ANY VACANCIES OCCUR IN THE SLATE OF NOMINEES HEREIN LISTED, IT IS INTENDED THAT DISCRETIONARY AUTHORITY SHALL BE EXERCISED BY THE PERSON NAMED IN THE PROXY TO VOTE THE SHARES REPRESENTED BY PROXY ON A POLL FOR THE ELECTION OF ANY OTHER PERSON OR PERSONS AS CLASS I DIRECTORS.

Management proposes to nominate each of the following persons for election as a Class I director, for a three-year term expiring at the Company’s Annual General Meeting to be held in the year 2008.  Information concerning these persons, as furnished by the individual nominees, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 1, 2005	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
James B. Engdahl Alberta, Canada	August 28, 1992	217,020	Managing Director, Prairie Region, Windy Point Capital, since 2004; previously Saskatchewan Managing Partner, Tamarack Group, Meyers Norris Penny
Robert J. Quinn Texas, U.S.A.	August 20, 1999	105,000	Attorney; Partner, Quinn & Brooks LLP

Information concerning the Class II and Class III directors whose terms of office will continue after the Meeting, as furnished by the individual directors, is as follows:

Name, Jurisdiction of Residence and Present Office Held	Director Since	Number Of Shares Beneficially Owned, Directly Or Indirectly, Or Over Which Control Or Direction Is Exercised At May 1, 2005	Principal Occupation And If Not At Present An Elected Director, Occupation During The Past Five (5) Years
Class II – term expiring 2006 William G. Scales Idaho, U.S.A. Executive Vice-President Robert G. Metka South Africa David M.R. Stone Washington, U.S.A.	June 13, 1988 June 11, 1998 May 10, 2002	649,984 256,000 187,875	President, Formation Capital Corporation, U.S. Principal of Hatch & Associates President, Minefill Services Inc.
Class III – term expiring 2007 J. Scott Bending British Columbia, Canada President Mari-Ann Green British Columbia, Canada Chairman of the Board and Chief Executive Officer	June 13, 1988 June 13, 1988	1,270,067 1,493,050	President of the Company Chairman of the Board and Chief Executive Officer of the Company

The Company has an audit committee, the members of which are David M.R. Stone, Robert J. Quinn and James B.P. Engdahl, an Executive Compensation Committee, the members of which are Mari-Ann Green, Robert G. Metka and David M.R. Stone, and an Environmental Committee, the members of which are William G. Scales, Robert J. Quinn and Robert G. Metka.

No proposed director

(a)

is, as at the date of this Information Circular, or has been, within the preceding 10 years, a director or executive officer of any company (including the Company) that, while that person was acting in that capacity,

(i)

was the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days;

(ii)

was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(iii)

or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets;

(b)

has, within the 10 years before the date of this Information Circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director; or

(c)

is to be elected under any arrangement or understanding between the proposed director and any other person or company, except the directors and executive officers of the Company acting solely in such capacity.

EXECUTIVE COMPENSATION

"CEO" means each individual who served as chief executive officer of the Company or acted in a similar capacity during the most recently completed financial year.

“CFO” means each individual who served as chief financial officer of the Company or acted in a similar capacity during the most recently completed financial year.

“executive officer” means the chair, a vice-chair, the president, a vice-president in charge of a principal business unit, division or function of the Company and an officer of the Company or any of its subsidiaries, and any other individual, who performed a policy-making function in respect of the Company.

"Named Executive Officer" means:

(i)

each CEO and CFO;

(ii)

each of the Company's three most highly compensated executive officers, other than the CEO and CFO, who were serving as executive officers at the end of the most recently completed financial year and whose total salary and bonus exceeded $150,000; and

(iii)

any additional individuals who would have been included in (ii) except that the individual was not serving as an officer of the Company at the end of the most recently completed financial year.

The following table sets forth all annual and long term compensation for services to the Company for the three most recently completed financial years as at February 28, 2005 in respect of the Named Executive Officers.  At the end of the Company's most recently completed financial year, the Company had two Named Executive Officers, Mari-Ann Green, the Company's CEO, and J. Paul Farquharson, the Company’s CFO.  There were no other executive officers of the Company, or other individuals that served as executive officers, whose total salary and bonus exceeded $150,000 during the financial year ended February 28, 2005.

SUMMARY COMPENSATION TABLE

Named Executive Officers

Name and Principal Position	Year(1)	Annual Compensation			Long-Term Compensation			All Other Compensation
					Awards		Payouts
		Salary ($)	Bonus ($)	Other Annual Compen-sation ($)	Securities under Options/ SARs(2) Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP(3) Payouts ($)
Mari-Ann Green Chairman of the Board and Chief Executive Officer (CEO)	2005 2004 2003	132,250 93,955 86,940	42,500 42,500 Nil	Nil Nil Nil	370,000(4) 545,000(4) Nil	Nil Nil Nil	Nil Nil Nil	$120,000(5) Nil $44,250(6)
J. Paul Farquharson Chief Financial Officer (CFO)	2005 2004 2003	97,750 69,895 64,860	32,500 32,500 Nil	Nil Nil Nil	240,000(4) 375,000(4) Nil	Nil Nil Nil	Nil Nil Nil	$88,000(7) Nil Nil

Notes:

(1)

Ended February 28, except 2004 ended February 29

(2)

Stock-appreciation rights

(3)

Long-term incentive plan

(4)

Incentive stock options

(5)

The issuance of 300,000 common shares with a deemed value of $120,000 pursuant to the terms of the Company’s Share Compensation Plan described below

(6)

The issuance of 150,000 common shares with a deemed value of $44,250 to satisfy an obligation of the Company concerning the stepping down of the Chairman and CEO for a period of time in 1998

(7)

The issuance of 220,000 common shares with a deemed value of $88,000 pursuant to the terms of the Company’s Share Compensation Plan described below

Stock Appreciation Rights ("SARs") Grants

During The Most Recently Completed Financial Year

Stock Appreciation Rights ("SARs") means a right, granted by an issuer or any of its subsidiaries as compensation for services rendered or in connection with office or employment, to receive a payment of cash or an issue or transfer of securities based wholly on or in part in changes in the trading price of the Company's shares.  No SARs were granted or exercised during the most recently completed financial year.

Long Term Incentive Plan (“LTIP”) Awards

The Company does not have a LTIP, pursuant to which cash or non-cash compensation intended to serve as an incentive for performance (whereby performance is measured by reference to financial performance or the price of the Company's securities), was paid or distributed to the Named Executive Officers during the most recently completed financial year.  The Company did not make any awards pursuant to a LTIP to the Named Executive Officers during the most recently completed financial year.

Options

No options, share purchase warrants or rights have been granted by the Company as compensation for employment services or office, and none are outstanding. During the most recently completed financial year of the Company, 610,000 incentive stock options (“Options”) were granted to the Named Executive Officers and 1,000,000 Options were granted to Non-Named Executive Officer directors of the Company as follows:

OPTION GRANTS DURING THE MOST RECENTLY

COMPLETED FINANCIAL YEAR

Name	Securities Under Options Granted (#)	% of Total Options Granted to Employees in Financial Year	Exercise or Base Price ($/Security)	Market Value of Securities Underlying Options on the Date of Grant ($/Security)	Expiration Date
Named Executive Officers Mari-Ann Green J. Paul Farquharson	370,000 240,000	12.78 8.29	$0.50 $0.50	$0.48 $0.48	Sept 28, 2007 Sept 28, 2007
Non-Named Executive Officer Directors J. Scott Bending W. G. Scales Robert J. Quinn	300,000 260,000 110,000	10.36 8.98 3.80	$0.50 $0.50 $0.50	$0.48 $0.48 $0.48	Sept 28, 2007 Sept 28, 2007 Sept 28, 2007
Robert G. Metka	110,000	3.80	$0.50	$0.48	Sept 28, 2007
David M. Stone James B. P. Engdahl	110,000 110,000	3.80 3.80	$0.50 $0.50	$0.48 $0.48	Sept 28, 2007 Sept 28, 2007

Aggregated Option Exercises

The following table sets forth details of all exercised Options during the most recently completed financial year by each of the Named Executive Officers and the Non-Named Executive Officer directors of the Company and the financial year end value of unexercised in-the-money Options on an aggregated basis.

AGGREGATED OPTION EXERCISES DURING THE MOST RECENTLY COMPLETED FINANCIAL YEAR AND FINANCIAL YEAR-END OPTION VALUES

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at Financial Year End (#) Exercisable/ Unexercisable	Value of Unexercised In-The-Money Options at Financial Year End ($) Exercisable/ Unexercisable
Named Executive Officers Mari-Ann Green J. Paul Farquharson	425,000 285,000	113,600 76,000	915,000 / 0 615,000 / 0	309,700 / 0 211,200 / 0
Non-Named Executive Officer Directors J. Scott Bending W.G. (Bill) Scales Robert J. Quinn Robert G. Metka James B.P. Engdahl David M.R. Stone	335,000 315,000 105,000 105,000 225,000 Nil	88,800 84,000 33,050 25,900 82,125 Nil	775,000 / 0 670,000 / 0 230,000 / 0 230,000 / 0 110,000 / 0 335,000 / 0	267,000 / 0 230,600 / 0 71,900 / 0 71,900 / 0 14,300 / 0 90,950 / 0

Composition of the Compensation Committee

The Company’s Compensation Committee is comprised of Mari-Ann Green, Robert G. Metka and David M.R. Stone. Mari-Ann Green is an officer and employee of the Company and an officer of certain of the Company’s subsidiaries. The salary paid and the Options granted to the Executive Officers and to the Non-Named Executive Officer directors of the Company are determined by the Compensation Committee, subject to the approval of the Board of Directors of the Company.

Report on Executive Compensation

The Company compensates its executive officers through the payment of a yearly salary.  Incentive stock options have also been granted to the executive officers, though not as compensation.  In determining the salary of the executive officers, the Compensation Committee takes into account the value of the benefit derived by the Company from the input and presence of the executive officers. The compensation policies are designed to attract, retain and motivate high performing individuals while dealing soberly with shareholder equity.

The Company is still at a stage of development that does not produce any net income and most of the quantitative measures of executive performance commonly used in more mature companies are not useful to apply. The main goals of the Company are to put its Idaho Cobalt Project into production and to find the requisite financing to do so. In determining the appropriate compensation, the Compensation Committee considers the executive’s contribution to these main goals of the Company.

Compensation for the CEO was based upon the success of the Company in moving toward the goal of establishing a producing cobalt mine and keeping the Company financially healthy in the process. The fact that the Company was able to arrange financing resulting in sufficient cash to cover all projected costs to take the Company through permitting and to the stage of starting mine construction was a major factor in determining the CEO’s compensation. An evaluation of progress made in the scheduled steps required to achieve this goal was the other major factor. Other important considerations were the evaluation of ancillary operations, especially the start up of the Sunshine Precious Metals Refinery and the success of its entry into the precious metals industry.

For the year ended February 28, 2005, a bonus of $42,500 was paid to Mari-Ann Green, CEO, and a bonus of $32,500 was paid to J. Paul Farquharson, CFO, in recognition of their many years of under-compensated effort. While annual salaries are an ongoing recompense for executive dedication, incentive stock options are significant in maintaining the long term commitment necessary to develop a project of this nature.

The members of the Compensation Committee are Mari-Ann Green, Robert G. Metka and David M.R. Stone.

Performance Graph

The following graph compares the yearly percentage change in the cumulative total shareholder return on an investment of $100 in the Company’s common shares made on February 29, 2000 with the cumulative total shareholder return of the S&P/TSX Composite Index during the 5 year period ended February 28, 2005.

Termination of Employment, Changes in Responsibilities and Employment Contracts

The Company has Employment Contracts with each of the CEO and CFO which currently provide for annual base salaries of $132,250 and $97,750, respectively, which amounts are subject to annual review.

The Employment Contracts with the Named Executive Officers are for three-year terms with automatic renewal for successive three-year terms unless earlier terminated and provide that the Named Executive Officers will be paid an amount equal to 5 or 4 times, respectively, their then current annual base salary to a maximum amount, which multiple is subject to review each renewal anniversary, in the event of the termination of employment of the Named Executive Officer otherwise than for cause or in the event of the resignation of the Named Executive Officer for “Good Reason” (as defined in the Employment Contracts including, without the Named Executive Officer’s express written consent, a reduction by the Company in annual base salary by more than 25% or relocation of the Named Executive Officer).

Stock Option Plan

The Company has a Stock Option Plan (the “Option Plan”) which currently provides that an aggregate maximum 27,500,000 common shares are reserved for issuance pursuant to the exercise of incentive stock options (“Options”) granted under the Option Plan to eligible participants consisting of employees, officers and directors of the Company or any of its subsidiaries, service providers and others determined by the Board of Directors.  The 27,500,000 common shares reserved for issuance under the Option Plan represent 17.1% of the Company’s currently outstanding common shares.  Options to purchase 18,490,000 common shares have been granted under the Option Plan representing 11.5% of the Company’s currently outstanding common shares, of which, as at May 1, 2005, Options to purchase 5,979,065 common shares have been exercised, options to purchase 5,787,500 common shares have been cancelled or expired unexercised and Options to purchase 6,723,435 common shares representing 4.2% of the Company’s currently outstanding common shares, are outstanding.  The Option Plan was amended to increase to 27,500,000 the number of common shares reserved for issuance under the Option Plan, by shareholders’ resolution passed at the Company’s Annual General Meeting held August 13, 2004.

The Option Plan provides that no one optionee can receive Options entitling the purchase of more than 5% of the outstanding common shares in the capital of the Company, calculated on a non-diluted basis, and in no event shall shares exceeding 5% of the outstanding issue be issued to any one insider of the Company, and such insider's associates (as defined in the Securities Act (British Columbia)) within any one-year period pursuant to Options granted under the Option Plan or any other share compensation arrangement of the Company.  The Option Plan further provides that the maximum number of common shares which may be reserved for issuance to insiders pursuant to Options granted under the Option Plan or any other share compensation arrangement of the Company may not exceed 10% of the outstanding issue and any Options issued under the Option Plan shall be restricted so that the total number of shares which could be issued to insiders pursuant to Options granted under the Option Plan or any other share compensation arrangement of the Company shall not exceed, within a one-year period, 10% of the outstanding issue.  Under the Option Plan, "outstanding issue" means the number of outstanding common shares of the Company on a non-diluted basis outstanding immediately prior to a particular Option grant or share issuance, excluding shares issued pursuant to share compensation arrangements of the Company over the preceding one-year period, "insider" means an insider as defined in the Securities Act (British Columbia), other than a person who falls within that definition solely by virtue of being a director or senior officer of a subsidiary of the Company, and associates of such insiders, and "share compensation arrangement" means a stock option, stock option plan, employee stock purchase plan or any other compensation or incentive mechanism, including the issuance or potential issuance of shares to one or more service providers, including a share purchase from treasury which is financially assisted by the Company by way of a loan, guarantee or otherwise.  To date an aggregate of 4,918,435 Options to purchase common shares have been granted to insiders of the Company and are outstanding under the Option Plan.

The Option Plan provides that the exercise price of each Option granted shall be determined in the discretion of the Board of Directors but shall not be lower than the “Market Price”, being the closing price of the common shares on the most senior stock exchange on which the common shares are listed on the trading day immediately prior to the date the Option is granted or, if there is no reported trade on such exchange on that date, the arithmetic average of the closing bid and the closing ask for the common shares on such exchange on that date.  All Options granted under the Option Plan shall be for a term and exercisable from time to time as determined in the discretion of the Board of Directors, including the causes of cessation of entitlement under the Option Plan, provided that no Option shall have a term exceeding 10 years and, where an Option has been granted for a specific service, such Option may be exercisable only after the completion of that service.  Except in the event of death or incapacity, Options granted under the Option Plan are neither assignable nor transferable.  The Option Plan further provides that any common shares subject to an Option which for any reason is cancelled or terminated without having been exercised shall again be available for grant under the Option Plan.  The Company does not provide financial assistance to participants under the Option Plan to facilitate the purchase of common shares.

The Option Plan provides that it can be amended from time to time or terminated by resolution of the Board of Directors and that any amendments are subject to the prior consent of any applicable regulatory bodies, including any stock exchange on which the Company’s shares are listed.  The Toronto Stock Exchange (the “TSX”) has advised that these general amendment provisions are not sufficient for purposes of Section 613(d) of the TSX Company Manual (the “Manual”) which requires that any security based compensation arrangement with an amendment procedure must contain specific details as to whether security holder approval is required for an amendment, and that the TSX will require security holder approval for any amendments considered by the TSX to be fundamental changes to the Option Plan; such as any amendment to the number of common shares issuable under the Option Plan, including an increase to the fixed maximum number of common shares or a change from the fixed maximum number of common shares to a fixed maximum percentage, any change to the eligible participants which would have the potential of broadening or increasing insider participation and the addition of any form of financial assistance.

The Directors have been granted and/or exercised the Options described above under the headings "Options” and “Aggregated Option Exercises”.

Share Compensation Plan

The Company has a Share Compensation Plan (the “Compensation Plan”) that was approved by shareholders at the Company’s Annual General Meeting held August 22, 2003 and which currently provides that an aggregate 3,000,000 common shares are reserved for issuance under the Compensation Plan to eligible participants consisting of employees, officers and directors of the Company or any of its subsidiaries who are granted the opportunity to participate in the Compensation Plan by the Board of Directors, as payment in lieu of salary or other compensation accrued to the participant or to which such participant is entitled.  The 3,000,000 common shares reserved for issuance under the Compensation Plan represent 1.9% of the Company’s currently outstanding common shares. 1,200,000 common shares have been issued under the Compensation Plan representing, as at May 1, 2005, 0.7% of the Company’s currently outstanding common shares.

The Compensation Plan provides that the number of common shares reserved for issuance to any one person pursuant to the Compensation Plan (together with those common shares which may be issued pursuant to any other employee-related plan of the Company or options for services granted by the Company), shall not exceed 5% of the common shares outstanding on a non-diluted basis from time to time and that the number of common shares issued to any one insider and such insider’s associates, within a one-year period, pursuant to the Compensation Plan (together with those common shares which may be issued pursuant to any other employee-related plan of the Company or options for services granted by the Company), shall not exceed 5% of the common shares outstanding on a non-diluted basis from time to time.  The Compensation Plan further provides that the number of common shares reserved for issuance to insiders pursuant to the Compensation Plan (together with those common shares which may be issued pursuant to any other employee-related plan of the Company or options for services granted by the Company), shall not exceed 10% of the common shares outstanding on a non-diluted basis from time to time and that the number of common shares issued to insiders within a one-year period pursuant to the Compensation Plan (together with those common shares which may be issued pursuant to any other employee-related plan of the Company or options for services granted by the Company), shall not exceed 10% of the common shares outstanding on a non-diluted basis from time to time.  Under the Compensation Plan, “insider” means an insider as defined in the Securities Act (British Columbia).  To date, an aggregate of 1,200,000 common shares have been issued to insiders of the Company under the Compensation Plan.

The Compensation Plan provides that the price at which common shares shall be issued under the Compensation Plan shall be the closing market price of the common shares on the Toronto Sock Exchange on the date prior to the date of issuance of the common shares, and may include a discount of up to 15% of that closing market price of the common shares, at the discretion of the Board of Directors, and in accordance with the policies of the Toronto Stock Exchange.  Nothing in the Compensation Plan confers upon any participant any right with respect to employment or continuance of employment with the Company or any of its subsidiaries, or interfere in any way with the right of the Company or any of its subsidiaries to terminate a participant’s employment at any time and participation in the Compensation Plan by a participant is voluntary.

The Compensation Plan provides that it can be amended, modified or terminated by resolution of the Board of Directors at any time provided, however, that any amendment which would materially increase the benefits under the Compensation Plan, materially increase the number of common shares which would be issued under the Compensation Plan or materially modify the requirements as to eligibility for participation in the Compensation Plan, shall be effective only upon the approval of the shareholders of the Company.  Any amendment to any provision of the Compensation Plan is also subject to approval, if required, by any regulatory body having jurisdiction over the securities of the Company.

Securities Authorized for Issuance Under Equity Compensation Plans

As at Year End February 28, 2005 Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by securityholders	6,208,435	$0.33	1,800,000
Equity compensation plans not approved by securityholders	Nil	N/A	N/A
Total	6,208,435	$0.33	1,800,000

Compensation of Directors

The current directors of the Company do not receive fees or other cash compensation in their capacity as directors.  The Company has no arrangements, standard or otherwise, pursuant to which its current directors are compensated by the Company or its subsidiaries for their services in their capacity as directors, or for committee participation, or involvement in special assignments during the most recently completed financial year or subsequently, up to and including the date of this Information Circular, except that directors may be reimbursed for actual expenses reasonably incurred in connection with the performance of their duties as directors and certain directors may be compensated for services as consultants or experts.  The directors are also eligible to receive incentive stock options to purchase common shares granted from time to time under the Company's Stock Option Plan and to participate in the Company’s Share Compensation Plan.

No pension plan or retirement benefit plans have been instituted by the Company and none are proposed at this time.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Company’s approach to corporate governance matters is designed with a view to ensuring that the business and affairs of the Company are effectively managed so as to enhance shareholder value.

Under the rules of The Toronto Stock Exchange, the Company is required to disclose information relating to its system of corporate governance with reference to guidelines set out in the TSX Company Manual (the “Guidelines”).  The Company’s disclosure addressing each of the Guidelines is set out in Schedule “A” to this Information Circular.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

None of the directors or executive officers of the Company, no proposed nominee for election as a director of the Company, and no associates or affiliates of any of them, is or has been indebted to the Company or any of its subsidiaries (either pursuant to an employee stock purchase program of the Company or otherwise) at any time since the beginning of the Company’s most recently completed financial year, other than routine indebtedness.

AUDIT COMMITTEE

Information regarding the Company’s Audit Committee is contained in the Company’s Annual Information Form (“AIF”), dated May 20, 2005 under the heading “Audit Committee” and a copy of the Company’s Audit Committee Charter is attached to the AIF as Schedule “A”.  The AIF is available on SEDAR at www.sedar.com under the Company’s profile.

APPOINTMENT OF AUDITOR

It has been proposed that Deloitte & Touche, Chartered Accountants, be appointed as Auditor of the Company for the ensuing year.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

No insider of the Company, no proposed nominee for election as a director of the Company and no associate or affiliate of any of these persons, has any material interest, direct or indirect, in any transaction since the commencement of the Company's last financial year or in any proposed transaction, which, in either case, has materially affected or will materially affect the Company or any of its subsidiaries.

INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

None of the directors or executive officers of the Company, no management proposed nominee for election as a director of the Company, none of the persons who have been directors or executive officers of the Company since the commencement of the Company's last financial year and no associate or affiliate of any of the foregoing has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

PARTICULARS OF MATTERS TO BE ACTED UPON

MANAGEMENT IS NOT AWARE OF ANY OTHER MATTER TO COME BEFORE THE MEETING OTHER THAN AS SET FORTH IN THE NOTICE OF MEETING.  IF ANY OTHER MATTER PROPERLY COMES BEFORE THE MEETING, IT IS THE INTENTION OF THE MANAGEMENT APPOINTEES TO VOTE THE SHARES REPRESENTED BY THE FORM OF PROXY ACCOMPANYING THIS INFORMATION CIRCULAR ON A POLL IN ACCORDANCE WITH THEIR BEST JUDGMENT ON SUCH MATTER.

ADDITIONAL INFORMATION

Additional information relating to the Company can be found at www.sedar.com.  A copy of the following documents may be obtained, without charge, upon request to the Chief Executive Officer of the Company at Suite 1510 – 999 West Hastings Street, Vancouver, British Columbia, Phone: (604) 682-6229, Fax: (604) 682-6205:

(a)

the comparative financial statements of the Company for the financial year ended February 28, 2005 together with the accompanying report of the auditor thereon and related Management Discussion and Analysis and any interim financial statements of the Company for periods subsequent to February 28, 2005 and related Management Discussion and Analysis; and

(b)

this Information Circular.

BY ORDER OF THE BOARD OF DIRECTORS

OF FORMATION CAPITAL CORPORATION

“J. Scott Bending”

J. Scott Bending

President

SCHEDULE “A”

FORMATION CAPITAL CORPORATION

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

	Corporate Governance Guideline	Does the Corporation Align?	Comments
1.	Board should explicitly assume responsibility for stewardship of the Company, and specifically for:	Yes

 In accordance with the Business Corporations Act (British Columbia), the business of the Company is managed under the direction of its Board of Directors.  The Chief Executive Officer (who is also the Chairman of the Board) (the “CEO”) and President make recommendations to the Board of Directors with respect to matters of corporate policy after discussion, when appropriate, with shareholders and Senior Management.  The Board of Directors then makes the decisions which it deems appropriate and supervises the execution of such decisions and reviews the results obtained.

	a. Adoption of a strategic planning process	Yes

 The duties of the Board of Directors include the review on an ongoing basis of the strategic plan of the Company, a discussion of such plan with the CEO and President and an assessment of the risks identified.  A five-year strategic planning process is under review.

	b. Identification of principal risks, and implementing risk managing systems	Yes	The Board of Directors’ duties include the review of overall business risks and of the Company’s practices and policies for dealing with these risks.
	c. Succession planning and monitoring senior management	Yes

 The Compensation Committee reviews, reports and, where appropriate, provides recommendations to the Board on succession planning matters and, with the Board of Directors, monitors the performance of Senior Management.

	d. Communications policy	Yes

 Each of the Board of Directors and the Audit Committee reviews and, where required, approves statutory disclosure documents prior to their distribution to shareholders.

 In addition, the Company has a shareholder relations process to respond to shareholder questions and concerns.  All communications from shareholders are referred to the appropriate corporate officer for response, consideration or action.  Management promptly advises the Board of Directors if any significant issues are raised by shareholders.  In addition, the Company communicates with its shareholders, securities analysts and the media regularly on developments in its business and results, through the annual report, quarterly financial statements and reports to shareholders, press releases and material change reports, when needed.

	e. Integrity of internal control and management information systems	Yes

 The Board of Directors’ duties include the assessment of the integrity of the Company's internal controls and information systems.  In addition, the Audit Committee has oversight responsibility of internal controls and management information systems.

2.	Majority of Directors should be unrelated (independent of management and free from conflicting interest) to the Company and the Company’s significant shareholder, if any.	Yes

 The Board of Directors is composed of 7 persons.  Of the 7 Directors, 4 are "unrelated" under the Guidelines and the 3 others are either Senior Officers of the Company or persons who have a business relationship with the Company.  In addition to a majority of “unrelated” Directors, the Board of Directors is composed of 4 Directors who have no business interests with the Company or with its majority shareholders.  The Board of Directors fairly reflects, therefore, the investment in the Company by the shareholders other than the majority shareholders. The Company does not have a significant shareholder.

3.	Disclose for each Director whether he is related, and how that conclusion was reached.	Yes

 Mari-Ann Green:  Related.  The Chief Executive Officer and Chairman of the Board of the Company.

 J. Scott Bending:  Related.  The President of the Company.

 W.G. (Bill) Scales:  Related.  President of the Company’s wholly owned U.S. subsidiary.

 James B.P. Engdahl, Robert G. Metka, Robert J. Quinn, and David M.R. Stone:  Unrelated. In making this determination, the Company has considered all relationships which each director has with the Company and, has concluded that there are no business or other relationships that could be reasonably be seen to materially interfere with each director’s ability to act in the best interest of the Company.

4.	a. Appoint a Committee of Directors responsible for proposing to the full Board new nominees to the Board of Directors and for assessing Directors on an ongoing basis;	Yes

 The CEO submits to the Compensation Committee candidates to fill vacancies on the Board of Directors. If the candidacy is endorsed by the Compensation Committee, it is then submitted to the approval of the Board of Directors.  While there is no formal process for assessing Directors on an ongoing basis, the Directors feel free to discuss specific situations from time to time among themselves and/or with the CEO and if need be, steps are taken to remedy the situation, which steps may include a request for resignation.

	b. Composed exclusively of outside (non-management) Directors, the majority of whom are unrelated.	No	The Executive Compensation Committee is composed of one member of Management, being the CEO, and two unrelated outside Directors.
5.	Implement a process for assessing the effectiveness of the Board, its Committees and individual Directors.	No	See response to item 4(a).
6.	Provide orientation and education programs for new Directors.	Yes

 New Directors participate in an initial information session on the Company in the presence of the management representatives.  In addition, they are furnished with appropriate documentation relating to the commercial activities of the Company and the internal organization of the Company.  The meetings in which new Directors participate as well as discussions with other Directors and with management permit new Directors to familiarize themselves rapidly with the operations of the Company.

7.	Consider reducing size of Board, with a view to improving effectiveness.	Yes	The Board of Directors is of the view that its size and composition are well suited to the circumstances of the Company and allow for the efficient functioning of the Board as a decision-making body.
8.	Board should review compensation of Directors in light of risks and responsibilities.	Yes	The Executive Compensation Committee of the Board of Directors reviews periodically compensation policies in light of market conditions and practice and in light of risks and responsibilities.
9.	Committees of the Board should generally be composed of outside (non-management) Directors, a majority of whom are unrelated Directors.	Yes

 The Executive Compensation Committee is composed of one member of Management, being the CEO and two unrelated outside Directors.

 The Executive Compensation Committee has the responsibility, upon the recommendation of the CEO and President, for defining salary classes and levels and extent of participation in incentive programs.  In addition, this Committee determines, based on the proposal of the CEO, the persons eligible to benefit from the stock option plan and in which proportion, according to their position.  The Compensation Committee also assesses the performance of the CEO and President; the Committee's recommendations in this regard are then presented to the Board of Directors.  When a vacancy on the Board of Directors needs to be filled, the CEO determines the person or persons whom she deems appropriate to fill the vacancy and submits her proposal to the Compensation Committee.  The Compensation Committee can then endorse such recommendations, which, if endorsed, are presented to the Board of Directors.

 The Environment Committee is comprised of three directors, one of whom is related to the Company, and the other two are unrelated outside Directors.

Audit Committee.  See item 13.

10.	Board should expressly assume responsibility for, or assign to a committee the general responsibility for, approach to corporate governance issues.	Yes	The Board of Directors is responsible for developing and monitoring the Company’s approach to governance issues and for the Company's response to the Guidelines.
11.	a. Define limits to management’s responsibilities by developing mandates for: (i) the Board	Yes

 The Board of Directors is, by law, responsible for managing the business and affairs of the Company.  Any responsibility which is not delegated to either management or a committee remains with the Board.  In general, all matters of policy and all actions proposed to be taken which are not in the ordinary course of business require the prior approval of the Board or of a Board committee to which approval authority has been delegated.

	(ii) the CEO	Yes

 The corporate objectives which the CEO is responsible for meeting, with the rest of Management placed under her supervision, are determined by the strategic plans and the budget as they are approved on an on-going basis by the Board of Directors.

	b. Board should approve CEO’s corporate objectives	Yes	See item 11(ii).
12.	Establish procedures to enable the Board to function independently of management.	No

 While there are no formal structures in place to ensure that the Board can function independently of Management, the Board of Directors of the Company is free to ask one or more members of Management to withdraw during certain discussions and the Directors of the Company would not hesitate to meet without the presence of the members of Management who are also Directors, including the CEO or President, if the circumstances were to so require.

13.	a. Establish an Audit Committee with a specifically defined mandate.	Yes

 The roles and responsibilities of the Audit Committee include the review of the annual and quarterly financial statements of the Company. The Audit Committee has direct communication channels with the external auditors to discuss and review specific issues as appropriate.

	b. All members should be non-management Directors.	Yes	The Audit Committee is composed of 3 outside Directors, all of whom are unrelated to the Company.
14.	Implement a system to enable individual Directors to engage outside advisors, at the Company’s expense.	Yes	Individual Directors could, if required, retain outside advisors at the Company’s expense, subject to the approval of the Board.